Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Net (loss) income	$(14)	$1,204	$1,174	$2,398
Dividends on preferred stock	346	366	911	1,071

Net (loss) income attributable to common shareholders	$(360)	$838	$263	$1,327

(Loss) earnings per common share - basic	$(0.05)	$0.11	$0.04	$0.17

(Loss) earnings per common share - diluted	$(0.05)	$0.07	$0.03	$0.12

Weighted average shares outstanding - basic	7,467,339	7,828,981	7,467,339	7,828,981

Weighted average shares outstanding	7,467,339	7,828,981	7,467,339	7,828,981
Effect of convertible preferred stock	—	4,285,714	4,285,714	4,285,714
Effect of options	—	229,266	178,131	208,646

Weighted average shares outstanding - diluted	7,467,339	12,343,961	11,931,184	12,323,341